FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 0-15850

For the month of April (April 24, 2002)

ANSELL LIMITED
(formerly known as Pacific Dunlop Limited)
(Translation of registrant's name into English)

Level 41, 101 Collins Street, Melbourne, Victoria 3000, Australia
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F _X_ Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes ___ No _X_

This Form 6-K is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

3 pages
1

Ansell

Ansell Limited
A.B.N. 89 004 085 330

Level 3, 678 Victoria Street
Richmond, Victoria 3121, Australia

GPO Box 772H Melbourne
Victoria 3001, Australia

Telephone (+613) 9270 7270
Facsimile (+613) 9270 7300
www.ansell.com

NEWS RELEASE

24 April 2002

New Company Name

Pacific Dunlop advises that today it changed its name to Ansell Limited. The name change was effected following shareholder approval at the recent General Meeting.

Since the commencement of deferred settlement trading on 15 April 2002 each Ansell Limited share has represented the equivalent of five former Pacific Dunlop shares, in accordance with the terms of the share consolidation approved by shareholders. This deferred settlement trading period ceases at the close of trade on 29 April 2002, following which Ansell Limited shares will trade on the ASX under the code ANN

For further information:

Dr Ed Tweddell,
Chairman
(61 3) 9270 7270

/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By: ______________________________

Name: David Malcolm Graham

Title: General Manager – Finance & Treasury

Date: April 24, 2002